Celsion® Corporation

Cowen and Company 32nd Annual Health Care Conference

March 5 – 7, 2012

NASDAQ: CLSN

Presented by:

Michael H. Tardugno
President and Chief Executive Officer

Safe Harbor Statement

Except for historical information, the statements made in this presentation are forward-looking statements involving significant risks and uncertainties.

These risks and uncertainties, including those related to the future financial position and business strategy of the Company, are detailed in the Company's filings with the Securities and Exchange Commission.

Celsion Investment Profile



Oncology focused development stage company addressing largest unmet need in cancer - Hepatocellular Carcinoma (HCC)

Platform technology provides highly effective, targeted delivery of approved chemotherapeutics

ThermoDox® is in a Phase III pivotal trial ("HEAT Study") with data by year-end

Strong Balance Sheet with cash sufficient to secure top line data

Represents billion dollar market opportunity

Phase III HEAT Study

Celsion Corporation

79 Clinical Sites in 11 Countries
Registration Cohorts in

- China
- South Korea
- Taiwan

Special Protocol Assessment for US

- 600 patient enrollment target reached; continuing to 700 (r 1:1)
- 380 PFS events Primary Endpoint
- 372 deaths for Overall Survival (secondary endpoint read out)

HEAT Study Protocol accepted by EMA

- Acceptable for centralized filing of Marketing Authorization Application
- PFS alone may be sufficient for unconditional approval
- Preclinical and manufacturing strategy supported

Phase III HEAT Study:

RFA + ThermoDox for HCC

Celsion Corporation

Primary Endpoint:	**Progression Free Survival**
Secondary Endpoints:	**Overall Survival, Time to Local Recurrence, Time to Definite Worsening, and Safety**

General Eligibility:

- Non-resectable HCC
- No more than 4 lesions
- At least 1 lesion > 3cm and none > 7cm
- No previous treatment
- Child-Pugh A or B

Stratification:

- Lesion size: 3-5 and >5-7
- RFA technique:
  - Open surgical
  - Laparoscopic
  - Percutaneous

Randomize 1:1

n=350 → **ThermoDox® plus RFA**

n=350 → **Dummy Infusion plus RFA**

Celsion Investment Profile

Fastest Path Regulatory Strategy

Celsion Corporation

Unmet Need	#1 unaddressed Cancer	HBV & HCV put millions at risk, globally
	NIH "Priority Trial"	CDC "growing global healthcare issue"
Accelerated Trial	Agreed to SPA	Supported by 10 regulatory agencies
	Accelerated endpoint	Progression Free Survival (PFS)
Accelerated NDA	Fast track granted	Rolling NDA begins in 2012
	Priority review	6 months PDUFA
	505(b)(2) eligible for U.S.	Pre-clinical studies sufficient to support NDA
	EU, China, Taiwan, S. Korea	Phase III trial as a stand alone for filing

Celsion Investment Profile

Interim Analysis by the DMC Supports Continuation

Celsion Corporation

HEAT Study

Hepatocellular Carcinoma Study of RFA and ThermoDox®

Unanimous Recommendation to Complete the Study after Interim Efficacy Review by DMC (Nov 2011)

In Full Alignment Following Discussions with FDA (Q1-2012)

- No additional interim efficacy analyses
- Special Protocol Assessment and Statistical Plan is fully powered at 380 PFS events

Top Line Data projected for year end 2012

ThermoDox Pre-Clinical Studies

Chemotherapy Directly to Tumor with Superior Activity

Celsion Corporation

IN VITRO After 1 hour at 42°C, heat-sensitive formulation delivered most drug to tumor



ThermoDox
30
25
20
15
10
5
0
-5
25 ng/mg = 43 μM Doxorubicin
Amount of Dox bound to DNA, RNA
Doxil
Amount of Dox still inside liposomes or bound to protein
D34 NT34 LT34
D42 NT42 LT42
Temperature C °

IN VITRO Drug release occurs at clinically achievable temperature



Clinically heatable temperature range 39.5 °C - 42 °C
% Doxorubicin Released
100
90
80
70
60
50
40
30
20
10
0
Doxil ®
ThermoDox
ThermoDox ® drug released in 20 seconds
Body temperature 37 °C
30 32 34 36 38 40 42 44
Temperature C °

Hepatocellular Carcinoma (HCC)

1st Indication

Celsion Corporation

5th most prevalent cancer globally

- Age-adjusted HCC incidence rates tripled in U.S. between 1975 and 2005
- 750,000 annual incidence worldwide; growing over 5% per year
- By 2020, expected to be the #1 cancer, surpassing lung cancer

4th highest mortality

- 5-year survival rate less than 10%
- Median survival from time of diagnosis is generally 30 months
- Cure, usually through surgery, is possible in fewer than 20% of patients

Local therapies include:

- RFA, TACE, ethanol injection, and radiation therapy
- RFA is the dominant treatment for non-resectable liver cancers with average local recurrence rate of 50%+/- for lesions >3cm
- ThermoDox + RFA addresses limitations of current standard of care

RF Liver Ablation + ThermoDox

Expanding the Treatment Zone Addresses RFA Limitations



RFA misses micro-metastases outside ablation zone
ThermoDox
Ablation Zone
Thermal Zone
RFA Electrode

ThermoDox + RFA:

- Infuse ThermoDox ~15 minutes prior to RFA
- Drug concentrates in the "Thermal Zone"
- Ablation releases doxorubicin in "Thermal Zone" expanding treatment area and destroying micro-metastases

Phase I Liver Cancer Results

Celsion Corporation

Highly Suggestive of Clinical Activity

- 2 Clinical Sites: NCI (US) and Queen Mary Hospital (HK)
- Single dose treatment; 50mg/m² MTD established
- No unanticipated SAE or AE experienced


Bland RFA
Volume (mm³)
400
300
200
100
0
0
40
Days Post RFA


RFA + ThermoDox
Volume (mm³)
200x10³
150
100
50
0
0
28
Days Post RFA

Pre-treatment



11 weeks post-treatment



20 weeks post-treatment



Treatment Zone Increases

Evidence of clinical activity presented by Dr. B. Wood, NCI at the 2007 ASCO-GI Conference.

Phase I Liver Cancer Results

Celsion Corporation

Dose Response Correlation Supports Phase III PFS Endpoint


24 Pts Total
9 Pts HCC
TTP in days
200
150
100
50
0
32
53
145
185
20mg
30mg
40mg
50mg

Time To Progression (TTP) Increases 6X as a function of dose

P=0.038

- 185 days to progression at the MTD, 50mg/m^2 a 6 fold improvement over the baseline, 20mg/m^2 (1)
- Dose uniquely shows statistical significance, p=0.038 (2)
- In the HCC subgroup, TTP more than doubles at therapeutic doses, 50 and 60mg/m^2

(1) Phase I data presented at IHPBA Conference, Mumbai, India, February, 2008, Dr. R Poon
(2) Manuscript: Poon, Borys, Expert Opinion, Pharmcother, 2009

Studied Liver Cancers Revenue Potential

Celsion Corporation

Addressable Incidence Growing +5% Annually WW


1600
1400
1200
1000
800
600
400
200
0
2013
2014
2015
2016
2017
HCC
MLC
Total Incidence
(in 000's)

ThermoDox Revenue Potential by Indication (in millions)


$2,000
$1,500
$1,000
$500
$0
$33
$0
$95
$187
$177
$580
$284
$994
$414
$1,434
2013E
2014E
2015E
2016E
2017E
HCC
MLC

ThermoDox Clinical Program

Evaluating Multiple Oncology Indications

Celsion Corporation

	INDICATION	RESEARCH	PRE-CLINICAL	PHASES 1-2	PHASE 3
Current Programs	Primary Liver Cancer (HCC)	HEAT Study Pivotal *Enrollment Objective of 600 patients reached*			
	RCW Breast Cancer (RCW)	DIGNITY Study Phase II *Planning Phase II*			
	Colorectal Liver Mets (CRLM)	ABLATE Study Phase II *Phase II launched in 2011*			
Planned Programs	Painful Bone Mets	+ HIFU *Phase II Agreement with FDA pending HIFU data*			

ThermoDox + Hyperthermia

2nd Indication: RCW Breast Cancer

- 16 patients, 100% show clinical activity SD, PR, CR
- At 30 mg/m^2, 6/6 subjects showed a clinical response with 2 Complete Responses

Limited Treatment Options | Complete Response



After 4 Cycles
After 3 Cycles

Phase I Data Presented at the ICHO Conference, Munich Ger, Ap'08

DIGNITY Study

RCW study of ThermoDox®
and microwave hYperthermia

Completed with an Overall Response Rate of 45%

Ph I	**11 Pts. 50 mg/m^2 dose established**

Commencing 2012

Ph II	**Determine the Durable Complete Local Response Rate; Evaluate Site Comparability**

Eligibility:

Breast Cancer patients who have recurrence of breast cancer on the chest wall who have had a mastectomy and prior treatment

Enrollment:

40 patients, 5 Institutions

ThermoDox + RFA

Celsion Corporation

3rd Indication: Liver Cancer Metastases (The ABLATE Study)



Breast
Lung
Adrenal
Pancreas
Colon

Initiated in two sites

1st patient enrolled in Q1- 2012

Expanding to 4 sites by mid year

ThermoDox experience in 2 Phase I studies

- Liver cancer patients from 9 primary sites
- Local control and dose response relationship established

Phase II Study of ThermoDox in Colorectal LCM patients

- Multiple center study, initiated Sept 2011
- 2 arm, randomized, RFA +/- ThermoDox
- Up to 88 patients to be enrolled

ThermoDox Commercialization Strategy

Celsion Corporation



Global commercialization plans maximize shareholder value

- U.S. strategy is to market and sell directly
- Ex-U.S. strategy is through license agreements with Pharma Partner

Japan license completed with Yakult Honsha in 2008

- $4.5 million Signing Payments
- $7.0 million in shared development costs
- High double digit royalty and milestones
- Supplier of ThermoDox at cost plus 35%

Celsion Investment Profile

Celsion Corporation

Patent and Regulatory Protection

- Exclusive world-wide rights from Duke University Patent to 2018+
- Additional U.S Patent extends to 2021
- Orphan Drug Designation in U.S. and Europe provides 7 and 10 year exclusivity

Technology platform expandable to a range of therapeutics and indications

- 4-lipid patent to 2024



Celsion Investment Profile

Celsion
Corporation



Balance Sheet Supports Major Operational Goals

- Top-line data from Phase III HCC Trial
- RCW Breast Cancer study
- Phase II CR Liver Mets study
- Completion of Commercial Manufacturing Development

Experienced Management Team over 27 NDA's

- Drug Development Expertise
- Clinical Development and Operations
- CMC Development and Operations
- Regulatory and Quality
- Commercialization

Financial Summary

As of September 30, 2011

Celsion Corporation

Cash & Investments	$21.4 M
Recent Financing Activity (Dec 2011)	$15.0 M
Projected average cash usage per month	~ $1.7 M
Common shares outstanding	33.2 M
52-week PPS Range	$1.69 - $4.37
Average Daily Trading Volume	> 450 K
Market Capitalization	~ $70 M

Celsion®
Corporation

Corporate Information

Celsion Corporation
997 Lenox Drive
Suite 100
Lawrenceville, NJ 08648

P 609-896-9100
F 609-896-2200
www.celsion.com
NASDAQ: CLSN